Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

DEVELOPING A NEW ECONOMIC FRONTIER IN THE DRC

Kinshasa, DRC, 20 July 2015 – The Kibali gold mine is well on track to achieve its production guidance of 600 000 ounces for this year and, while work still continues on the development of its underground operation and second hydropower plant, the business is running at its designed specifications, Randgold Resources chief executive Mark Bristow said here today.

At his quarterly update for local media, Bristow also announced that Randgold had entered into a ground-breaking protocol with the communities that surround the mine and local authorities, to deploy Kibali in the development of a new economic frontier in the underdeveloped north-east of the country.

“The agreement, which was facilitated by the provincial parliamentarians, formalises the spirit of partnership which has existed between us since the start of the Kibali project, provides us with an engagement framework going forward, and demonstrates Randgold’s commitment here, as in our other host countries, to creating value and sharing it with our stakeholders. It is, in fact, a social contract in the real sense of that term,” he said.

Bristow said Randgold was steadily broadening the range of Congolese businesses providing goods and services to Kibali in order to promote the expansion of the local economy. Construction, ore hauling, transport and waste management are all now handled by Congolese companies, and a collective of local women is feeding more than 2 000 workers daily from mobile kitchens. Kibali has also committed a sum of $1 million to support economic development in the region and as part of this launched a successful business management training programme for aspiring entrepreneurs in the area.

“Beyond the Kibali footprint, we’re working actively to attract further investment in the region, and our feasibility study on an exciting palm oil project is currently being presented to the relevant ministries. The study confirmed the viability of this project: the DRC has the physical resources and there is a large and growing market for the product. Kibali will provide the seed money for its development, but it will be privately owned with material Congolese participation,” he said.

“We trust that the government will be matching our commitment, for example by building much-needed capacity in the local and provincial administrations, ensuring the maintenance of law and order and applying its tax regime equitably. We are also looking forward to a resolution of the border dispute with Uganda, which has stopped traffic flow through the key Aru border post, disrupting communities and local businesses and adding significantly to Kibali’s costs.”

Bristow said the mining industry was also continuing to engage with the government about proposed changes to the country’s mining code and was encouraged by its response to the industry’s latest presentations.

“We have always cautioned that the changes contained in the draft submitted to parliament earlier this year would be very damaging to the industry and therefore to the Congolese economy, and we are comforted by the commitment from government to re-engage with the industry and other stakeholders to address their concerns. It is on this basis that Randgold continues to search for new exploration opportunities to invest in outside Kibali.”

At Kibali, the exploration team continues to evaluate the potential of the KZ structure, focusing on seven high priority targets. Recent trench results of 22m @ 4.01g/t including 12m @ 6.36g/t from the Sessenge Southwest target are particularly promising. The intersection is a new mineralised zone, possibly representing the surface continuation of mineralisation intersected by deep diamond holes some 200 metres beneath the 9000 lode at KCD.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.